Exhibit 99.7

EuroZinc Mining Corporation

FIRST QUARTER REPORT

For the three months ended March 31, 2006

(Unaudited)

(Expressed in thousands of U.S. dollars, except where indicated)

•

Consolidated Balance Sheets

•

Consolidated Statements of Operations

•

Consolidated Statements of Shareholders’ Equity

•

Consolidated Statements of Cash Flows

•

Notes to Consolidated Financial Statements

EUROZINC MINING CORPORATION
Consolidated Balance Sheets
(in thousands of US dollars)
	March 31	December 31
	2006	2005
	(Unaudited)
ASSETS
Current
Cash and cash equivalents	$ 54,207	$ 27,597
Accounts receivable	74,866	66,027
Inventories	10,075	8,517
Prepaid expenses	2,675	3,036
Total Current Assets	141,823	105,177
Restricted cash	20,327	19,829
Property, plant and equipment (Note 2)	307,033	301,380
Future income tax asset	25,381	20,500
Deferred financing and other costs	1,642	1,705
Total Assets	$ 496,206	$ 448,591

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 39,138	$ 47,408
Taxes payable	30,761	21,978
Current portion of long-term liabilities (Notes 3 and 4)	13,576	11,225
Total Current Liabilities	83,475	80,611
Long-term debt (Note 3)	38,925	38,910
Net derivative instruments liability (Note 4)	41,569	26,782
Aljustrel production liabilities (Note 11(a))	12,675	12,312
Asset retirement obligations (Note 6)	57,997	56,005
Other obligations upon mine closure	3,382	2,941
Total Liabilities	238,023	217,561

SHAREHOLDERS' EQUITY
Share capital (Notes 5(a) and 11(b))	156,146	150,783
Options and warrants (Note 5(b))	3,932	4,485
Currency translation adjustment	(2,123)	(7,025)
Retained earnings	100,228	82,787
Total Shareholders' Equity	258,183	231,030

Total Liabilities and Shareholders' Equity	$ 496,206	$ 448,591

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Operations
(Unaudited - in thousands of US dollars, except for per share amounts)

		Three months ended
		March 31,
		2006	2005
			(Restated)
			(Note 10)
Revenues		$ 88,911	$ 68,733
Operating costs		25,541	30,248
Accretion of asset retirement obligations		712	573
Depreciation, depletion and amortization		6,445	3,563
Operating profit		56,213	34,349

Expenses
General and administration		1,454	1,530
Exploration		530	-
Interest and other (Note 8)		2,524	1,861
Realized loss on derivative instruments (Note 4)		12,665	5,321
Unrealized loss on derivative instruments (Note 4)		18,325	878
		35,498	9,590

Earnings before income taxes		20,715	24,759
Current income tax expense		8,115	4,623
Future income tax expense (recovery)		(4,841)	1,159
Net earnings for the period		$ 17,441	$ 18,977

Earning per share - basic	CDN	$ 0.04	$ 0.05
Earning per share - basic	US	$ 0.03	$ 0.04
Earning per share - diluted	CDN	$ 0.04	$ 0.04
Earning per share - diluted	US	$ 0.03	$ 0.04

Weighted average number of shares outstanding - basic		543,295	504,976
Weighted average number of shares outstanding - diluted		558,405	522,090

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Shareholders' Equity
As at March 31, 2006
(Unaudited - in thousands of US dollars and shares in thousands)

			Options	Currency	Retained
	Common Shares		and	Translation	Earnings
	Shares	Amount	Warrants	Adjustment	(Deficit)	Total
Balance, December 31, 2004	479,536	$ 128,386	$ 4,114	$ 10,296	$ (5,550)	$ 137,246
Issued on exercise of stock options	4,492	2,120	(951)	-	-	1,169
Issued on exercise of warrants	53,576	20,277	-	-	-	20,277
Stock based compensation		-	1,322	-	-	1,322
Effect of foreign currency translation		-	-	(17,321)	-	(17,321)
Net earnings for the year		-	-	-	88,337	88,337
Balance, December 31, 2005	537,604	150,783	4,485	(7,025)	82,787	231,030
Issued on exercise of stock options	4,410	2,759	(711)	-	-	2,048
Issued on exercise of warrants	4,268	2,604	-	-	-	2,604
Stock based compensation		-	158	-	-	158
Effect of foreign currency translation		-	-	4,902	-	4,902
Net earnings for the period		-	-	-	17,441	17,441
Balance, March 31, 2006	546,282	$ 156,146	$ 3,932	$ (2,123)	$ 100,228	$ 258,183

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION
Consolidated Statements of Cash Flows
(Unaudited - in thousands of US dollars)

	For the three months ended
	March 31,
	2006	2005
		(Restated)
		(Note 10)
Cash flow from (used by) operating activities
Net earnings for the period	$ 17,441	$ 18,977
Non-cash items:
Depreciation, depletion and amortization	6,445	3,563
Financing costs	250	1,716
Accretion expense	1,116	985
Stock based compensation	158	325
Future income tax expense (recovery)	(4,841)	1,159
Unrealized loss on derivative instruments	18,325	878
Unrealized foreign exchange loss	761	-
Other	970	56
	40,625	27,659
Changes in non-cash working capital items	(9,698)	(7,849)
	30,927	19,810

Cash flow used by investing activities
Property, plant and equipment expenditures	(6,178)	(4,968)
Purchase of price participation rights	-	(26,000)
	(6,178)	(30,968)

Cash flow from (used by) financing activities
Shares issued for cash	4,652	15,004
Deferred financing costs	(152)	(1,406)
Aljustrel production liability payments	-	(698)
Repayment of copper put premiums	(2,445)	(1,035)
Loan proceeds	56	77,667
Loan repayments	(992)	(63,280)
	1,119	26,252

Effect of exchange rate changes on cash and cash equivalents	742	463

Increase in cash and cash equivalents during the period	26,610	15,557
Cash and cash equivalents, beginning of period	27,597	29,245
Cash and cash equivalents, end of period	$ 54,207	$ 44,802

See accompanying notes to consolidated financial statements

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

1.

BASIS OF PRESENTATION

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and follow the same accounting policies and methods as disclosed in the Company’s most recent annual financial statements.  Accordingly, these financial statements should be read in conjunction with the Company’s 2005 audited consolidated financial statements.

These interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for fair presentation.

2.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of:

	March 31, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation			depreciation
	Cost	and depletion	Net	Cost	and depletion	Net
Mineral properties
Neves-Corvo	$ 94,121	$ 6,201	$ 87,920	$ 91,723	$ 5,172	$ 86,551
Aljustrel	11,276	-	11,276	11,310	-	11,310
	105,397	6,201	99,196	103,033	5,172	97,861
Plant and equipment
Neves-Corvo	164,610	2,840	131,770	157,294	27,331	129,963
Aljustrel	7,260	360	6,900	7,060	347	6,713
Other	230	110	120	219	102	117
	172,100	33,310	138,790	164,573	27,780	136,793
Development and other
Neves-Corvo	38,213	2,388	35,825	35,863	1,559	34,304
Aljustrel	30,787	-	30,787	30,011	-	30,011
Malhadinha	2,435	-	2,435	2,411	-	2,411
	71,435	2,388	69,047	68,285	1,559	66,726

Total	$ 348,932	$ 41,899	$ 307,033	$ 335,891	$ 34,511	$ 301,380

During the three months ended March 31, 2006, the Company spent $6,178,000 at the Neves-Corvo and Aljustrel mines on capital equipment, mine development and related infrastructure.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

3.

LONG-TERM DEBT

Long-term debt consists of:

	March 31	December 31
	2006	2005

Somincor bonds - 2005 to 2009 (a)	$ 32,775	$ 31,973
Capital lease obligations (b)	7,078	7,305
Deferred employee housing sales	267	207
EU interest-free investment loan (c)	2,975	3,293
Total	43,095	42,778
Less: current portion	(4,170)	(3,868)
	$ 38,925	$ 38,910

a)

On December 17, 2004, the Company’s wholly-owned subsidiary, Somincor, issued 540,000 unsecured bonds with a nominal value of €50 each for a total of €27,000,000, which is equivalent to $32,775,000 (December 31, 2005 - $31,973,000).  The increase in this debt resulted entirely from the changes in the US$/€ exchange rates at the end of each reporting period.  These bonds have a five-year term with 100% of the principal repayable at maturity on December 17, 2009 and bear interest at EURIBOR plus 0.875%.  Interest payments are due on June 17 and December 17 of each year.

b)

Capital lease obligations relate to mining and computer equipment and passenger vehicles with three or four year terms and bear interest at between 1.25% to 1.75% above EURIBOR.

c)

The European Union (“EU”) established special investment programs to promote the development of some countries within the EU.  The Neves-Corvo mine is located in one of these regions in Portugal which qualified for investment incentives. Between 2001 and 2002 Somincor spent approximately $20,000,000 of eligible investments resulting in a non-refundable grant of $800,000 and an interest-free loan of $4,565,000.  The interest-free loan is repayable in semi-annual installments of $595,000 (€490,000) ending on July 30, 2008.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

4.

NET DERIVATIVE INSTRUMENTS LIABILITY

Net derivative instruments liability consists of:

	March 31	December 31
	2006	2005

Copper put options	$ 74	$ 741
Copper forward sales	(37,168)	(17,095)
Currency forward sales	2,137	328
	(34,957)	(16,026)
Deferred premiums	(16,018)	(18,113)
Total	(50,975)	(34,139)
Less: current portion	9,406	7,357
Long-term portion of net derivative instrument liabilities	$ (41,569)	$ (26,782)

During the three months ended March 31, 2006, the Company recognized:

a)

a realized loss on derivative instruments of $12,665,000 (2005 - $5,321,000) on the settlement of copper forward sales contracts; and

b)

a net marked-to-market loss of $18,325,000 (2005 - $878,000) on outstanding derivative contracts as summarized below:

				Unrealized
	2006	2007	Total	gain (loss)

Copper
Puts acquired in 2005 (tonnes)	18,000	-	18,000
Average price (US$/Ib)	$1.36	-	$1.36	$94

Puts acquired in 2004 (tonnes)	50,706	52,704	103,410
Average price (US$/Ib)	$0.86	$0.85	$0.86	(155)

Forward sales (tonnes)	20,250	-	20,250
Average price (US$/Ib)	$1.62	-	$1.62	(20,073)

US Currency
Forward sales	$129,500	-	$129,500
Average US dollar/EURO	1.1967	-	1.1967	1,809
				$(18,325)

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

5.

SHARE CAPITAL

Authorized: Unlimited number of common shares without par value

Issued and outstanding:

a)

Common shares issued and outstanding are:

	Number of
	Shares	Amount
Balance, December 31, 2004	479,536	$ 128,386
Issued during the year:
Issued on exercise of stock options	4,492	1,169
Issued on exercise of share purchase warrants	53,576	20,277
Fair value of options exercised	-	951
Balance, December 31, 2005	537,604	$ 150,783
Issued during the quarter
Issued on exercise of stock options	4,410	2,048
Issued on exercise of share purchase warrants	4,268	2,604
Fair value of options exercised	-	711
Balance, March 31, 2006	546,282	$ 156,146

b)

Stock Option Plan - Note 11(b)

The Company has a comprehensive stock option plan for its employees, directors and officers.  The plan provides for the issuance of incentive stock options to acquire up to 50,000,000 common shares and the exercise price shall not be less than the closing price of the common shares on the TSX on the trading day immediately preceding the day the option is granted.  The stock options granted are vested over a two year period and have a maximum term of up to five years.

Stock option transactions, in thousands, during the three months ended March 31, 2006 were as follows:

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

		Weighted
		Average
		Exercise
	Number of	Price
	Options	(CDN$)
Balance, December 31, 2005	20,325	$ 0.62
Granted	50	1.26
Exercised	(4,410)	0.54
Balance, March 31, 2006	15,965	$ 0.65

During the three months ended March 31, 2006, the Company granted 50,000 incentive stock options at an exercise price of CDN$1.26 per share and expiring on January 4, 2011.

The Company recognized a stock-based compensation expense of $158,000 in the current period (2005 - $325,000) relating to the new and previously granted options that vested during each reporting period.  The fair value was determined using the Black-Scholes option-pricing model based on the following assumptions: expected life of the options of 1.5 to 2.5 years; risk free interest rates of 3% to 4%, expected stock price volatility of 34% to 53% and 0% dividend yield.

At March 31, 2006, the Company has the following options, in thousands, outstanding:

			Average
			Remaining	Number	Weighted
			Contractual	of	Average
	Year of	Number	Life	Options	Exercise
Range of exercise prices (CDN$)	Expiry	Outstanding	(Years)	Exercisable	Price
$0.15	2006	50	0.6	50	$ 0.15
$0.10	2007	730	1.7	730	$ 0.10
$0.60 - $0.66	2009	6,053	3.4	6,053	$ 0.63
$0.65 - $0.95	2010	9,082	4.2	4,638	$ 0.70
$1.26	2011	50	4.8	17	$ 1.26
		15,965	3.8	11,488	$ 0.65

c)

Share Purchase Warrants - Note 11(b)

The following table summarizes information concerning share purchase warrants outstanding, in thousands, as at March 31, 2006:

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

			Weighted
			Average
			Remaining
			Contractual
	Year of	Number	Life
Exercise price (CDN$)	Expiry	Outstanding	(Years)

$0.60	2006	8,696	0.10

During the three months ended March 31, 2006, the Company issued 4,268,100 common shares for proceeds of $2,604,000 (CDN$2,991,000) pursuant to the exercise of share purchase warrants.

EUROZINC MINING CORPORATION

Notes to consolidated financial statements

For the three months ended March 31, 2006

(Unaudited – Tabular amounts are in thousand of US dollars, except for price per share and per share amounts)

6.

ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations consist of:

	Neves Corvo	Aljustrel	Total
Balance, December 31, 2004	$ 48,244	$ 4,361	$ 52,605
Change in estimate	1,859	(547)	1,312
Accretion during the year	2,740	255	2,995
Impact of foreign exchange	(907)	-	(907)
Balance, December 31, 2005	51,936	4,069	56,005
Accretion	661	51	712
Impact of foreign exchange	1,280	-	1,280
Balance, March 31, 2006	$ 53,877	$ 4,120	$ 57,997

7.

RELATED PARTY TRANSACTIONS

The Company incurred costs of $264,000 during the quarter in connection with a secondary public offering.  This amount was reimbursed, subsequent to March 31, 2006, by the benefiting related party.

8.

INTEREST AND OTHER

Interest and other income consist of:

	Three months ended
	March 31,
	2006	2005
Foreign exchange loss (gain)	$ 1,543	$ (1,742)
Interest on long-term debt	480	1,850
Accretion of Aljustrel production liabilities	404	412
Amortization of deferred financing costs	250	1,716
Interest and other (income)	(153)	(375)
	$ 2,524	$ 1,861

9.

SEGMENTED INFORMATION

The Company operates in one industry segment, namely base metal mining in one geographic region, Portugal.

10.

RESTATEMENT OF CONSOLIDATED FINANCIAL STATEMENTS

During the third quarter ended September 30, 2005, the Company undertook a detailed review of the tax consequences resulting from the reorganization of its international subsidiaries and determined that the Portuguese income tax rate used in the calculation of future income taxes was incorrect.  During this review the Company determined that an enacted change in the Portuguese income tax rate in 2004 reduced the rate from 27.5 percent to 22.0 percent, effective January 1, 2005, for certain regions, including the region where the Company conducts its mine operations.  As a result, the Company has restated its consolidated financial statements to reduce the income tax rate used in establishing future income taxes.  Furthermore, the Company needed to restate an error in recording derivatives at fair value as well as the related consequences.

The effect of this restatement on the Company’s consolidated financial statements for the first quarter ended March 31, 2005 is summarized as follows:

	Previously Reported	Adjustment	Restated

Consolidated Statements of Operations
Income before income taxes	$ 25,839	$ (1,080)	$ 24,759
Current income taxes	(5,786)	1,163	(4,623)
Future income taxes	(1,495)	336	(1,159)
Net earnings for the period	$ 18,558	$ 419	$ 18,977

11.

SUBSEQUENT EVENTS

Subsequent to March 31, 2006, the Company:

a)

received notice from the Portuguese government that the Company’s terms on the Aljustrel debt settlement as outlined in the previously announced Memorandum of Understanding with Empresa de Desenvolvimento Mineiro SGPS, S.A., a Portuguese state owned enterprise, have been accepted.  This acceptance allows the Company to move forward in the redevelopment plans at the Aljustrel mine; and

b)

received $6,570,000 to May 5, 2006 from the exercise of 3,383,500 stock options and 8,695,652 share purchase warrants.